JOSH TERRY BITVAULT LLC

AUDITED FINANCIAL STATEMENTS FOR THE PERIOD ENDING NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

JOSH TERRY BITVAULT LLC

Audited financial statements

FOR THE PERIOD ENDING NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

CONTENTS OF REPORT

Lama Najib
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

INDEPENDENT AUDITOR'S REPORT

To the Members of JOSH TERRY BITVAULT LLC,

270 Cornerstone drive, suite 101C

Cary, NC 27519

I have audited the accompanying financial statements of JOSH TERRY BITVAULT LLC, which comprise the Balance Sheet as of November 23, 2021 (from the date of inception), and the related Statements of Income, Changes in Members' Equity and Cash Flows for the period then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation and maintenance of internal control relevant to the preparation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. The audit was conducted in accordance with auditing standards generally accepted in the United States. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement in the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of JOSH TERRY BITVAULT LLC as of November 23, 2021 (from the date of inception), and the results of its operations and cashflows for the period then ended in conformity with U.S. generally accepted accounting principles.

US CPA Colorado
0033681

12/03/2021

JOSH TERRY BITVAULT LLC

BALANCE SHEET
AS OF NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

		As of November 23, 2021
Assets		
Current assets:		
Cash and cash equivalents	$	-
Total current assets		-
Intangible assets:		
Software		-
Total intangible assets		-
		-
Total Assets	$	-
Liabilities & members' Equity		
Current liabilities:		
Credit Cards	$	-
Accounts Payable		8,800
Total current liabilities		8,800
Non-current Liabilities:		
Dues to related parties		10,330
Total non-current liabilities		10,330
Total Liabilities:	$	**19,130**
Members' equity (deficit):		
Members' Contributions		-
Members' Withdrawals		-
Accumulated Profits (losses)		-
Net income (loss)		(19,130)
Total members' equity (deficit):		**(19,130)**
Total Liabilities and members' equity (deficit)	$	-

The accompanying notes are an integral part of these financial statements.

JOSH TERRY BITVAULT LLC

STATEMENT OF INCOME
FOR THE PERIOD ENDING NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

	2021
Revenue:	
Revenues	$ -
Total revenues	-
Expenses:	
Formation fees	330
Legal & Professional Services	2,800
Advertising & Marketing	6,000
Consulting	10,000
Total Expenses	**19,130**
Income from operations (loss)	**(19,130)**
Other Income (Expenses):	
Interest income	-
Total Other Income (expenses)	-
Net income (loss) for the period	**(19,130)**

The accompanying notes are an integral part of these financial statements.

JOSH TERRY BITVAULT LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE PERIOD ENDING NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

	Members' Contributions	Members' Withdrawals	Retained Earnings (accumulated deficit)	Total
Beginning Balance, January 1, 2021	-	-	-	-
Members' Contributions	-	-	-	-
Members' Withdrawals	-	-	-	-
Net income (loss)	-	-	(19,130)	(19,130)
Ending Balance, November 23, 2021	-	-	(19,130)	(19,130)

The accompanying notes are an integral part of these financial statements.

JOSH TERRY BITVAULT LLC

STATEMENT OF CASH FLOWS

FOR THE PERIOD ENDING NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

	As of November 23, 2021
Cash flow From Operating Activities:	
Net income (loss)	$ (19,130)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in:	
Credit Cards	-
Accounts payable	8,800
Net cash provided (used) by operating activities	**(10,330)**
Cash flow From Investing Activities:	
Net cash provided (used) by investing activities	-
Cash flow from Financing Activities	
Financing from related parties	10,330
Net cash provided (used) by financing activities	**10,330**
Increase (decrease) in Cash	-
Cash, beginning of period	-
Cash, end of period	$ -

The accompanying notes are an integral part of these financial statements.

About the Company & its Nature of operations

JOSH TERRY BITVAULT LLC ('the Company'), is a Wyoming limited liability company formed on November 23, 2021. The Company operates as a cryptocurrency mining platform. The Company is 97% owned by ALPHA VAULT LLC.

Fiscal year

The Company operates on a December 31st year-end.

Summary of significant accounting policies:

Basis of accounting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

JOSH TERRY BITVAULT LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDING NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:

Level 1 — Valuations based on quoted prices for identical assets and liabilities in active markets.

Level 2 — Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

Level 3 — Valuations based on unobservable inputs reflecting our own assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company held no cash or cash equivalents as of November 23, 2021.

JOSH TERRY BITVAULT LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD ENDING NOVEMBER 23, 2021 (FROM THE DATE OF INCEPTION)

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The company made no revenues as of November 23, 2021.

Expense Recognition

The Company recognizes and records expenses for services, supplies and other products as they are incurred and accrues those amounts which relate to payments that are yet to be paid to various parties as 'Accounts payable'.

Organizational costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation, are expensed as incurred.

Dues to related parties

Prior to the opening of bank accounts for the Company, the Company's members have made several payments on behalf of the Company to cover its organizational and formation fees as well as dues to various parties for costs incurred in the normal course of business.

The Company does not expect that dues to related parties will be settled within a year or less.

Advertising & Marketing

Advertising and Marketing costs are expensed as incurred and consist of payments to various vendors for services/products to promote the Company.

Income Taxes

The Company is taxed as a pass-through entity. Under the relevant tax provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Subsequent events

The Company intends to raise $5,000,000 in SAFE (Simple Agreement for Future Equity) investments to finance its operations.

The Company evaluated subsequent events through November 23, 2021, the date on which the financial statements were available to be issued. There are no additional events that have occurred such that adjustments to the amounts or disclosures presented in the notes to the financial statements are warranted.